FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2023

Commission File Number: 001-39966

New Found Gold Corp.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name)

WeWork c/o New Found Gold Corp.
1600 - 595 Burrard Street
Vancouver, British Columbia
Canada V7X 1L4
845-535-1486
(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

Form 20-F _______         Form 40-F       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

New Found Intercepts 49.5 g/t Au Over 2.30M & 20.2 g/t Au Over 3.35M at Knob, 2km South of Keats

VANCOUVER, British Columbia--(BUSINESS WIRE)--June 20, 2023--New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce the results from 23 diamond drill holes that were completed as part of a targeted drill program exploring the highly prospective segment of the Appleton Fault Zone (“AFZ”) proximal to the Knob Zone. New Found’s 100%-owned Queensway project comprises a 1,662km2 area, accessible via the Trans-Canada Highway, 15km west of Gander, Newfoundland and Labrador.

Rocket and Quarry Highlights:

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-22-906[2]	192.95	196.30	3.35	20.15	Quarry
Including	192.95	193.25	0.30	215.00
NFGC-22-950[1]	23.50	25.80	2.30	49.45	Rocket
Including	24.90	25.40	0.50	227.00

Table 1: Rocket and Quarry Drilling Highlights

1Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 70% to 95% of reported intervals. 2True widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

  Exploration drilling taking place 2km south of Keats in the Knob prospect area on the east side of the AFZ has intersected multiple domains of high-grade gold mineralization. Today’s holes were positioned to target known veins in this region including the recently discovered Rocket and Knob-Quarry Veins (Figures 1-4).
  Drilling at Rocket, an approximately north-south striking, steeply dipping vein immediately north of Knob and 200m east of the AFZ, returned a highlight interval of 49.5 g/t Au over 2.30m in NFGC-22-950. This interval is located 48m along strike of previously released 12.6 g/t Au over 4.45m in NFGC-22-704 (January 18, 2023) and at a vertical depth of just 20m.
  Drilling at Knob-Quarry, targeting a series of approximately east-west striking structures similar in orientation to the Keats-Baseline Fault Zone (“KBFZ”), has identified significant gold mineralization hosted in and around the greywacke, a coarser-grained sedimentary rock that occurs at Queensway interbedded with the shales and adjacent to the AFZ, with highlight interval NFGC-22-906 returning 20.2 g/t Au over 3.35m. This interval is located 150m from the surface and 250m east of the AFZ.

Melissa Render, VP of Exploration of New Found, stated: “We are pleased with the results from our targeted work conducted at Knob, an area located roughly 2km south of Keats that has seen limited drill testing to date. It is encouraging to find repeated east-west trending structures similar in orientation to the KBFZ and hosting high-grade gold this far south along the AFZ. Furthermore, identifying high-grade gold mineralization at distances 200m+ from the AFZ and hosted in the greywackes is a unique characteristic of Knob that will assist us in targeting these domains in other areas. Very limited work has been completed west of the AFZ adjacent to Knob – an area where we plan to drill in the near future.”

Drillhole Details

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-22-882	No Significant Values				Gander Outflow
NFGC-22-906[3]	73.65	75.90	2.25	1.00	Quarry
And[3]	192.95	196.30	3.35	20.15
Including	192.95	193.25	0.30	215.00
And[3]	227.15	229.25	2.10	2.79
NFGC-22-915	No Significant Values				Knob
NFGC-22-933	No Significant Values				Knob
NFGC-22-941	No Significant Values				Knob
NFGC-22-957	No Significant Values				Knob
NFGC-22-973	No Significant Values				Knob
NFGC-22-981	No Significant Values				Knob
NFGC-22-1026[3]	34.10	37.60	3.50	1.56	Knob
And[3]	134.70	137.20	2.50	1.08
NFGC-22-1032	No Significant Values				Knob
NFGC-22-1035[3]	56.70	62.00	5.30	1.52	Knob
NFGC-22-1061	No Significant Values				Knob
NFGC-22-709	No Significant Values				Rocket
NFGC-22-919	No Significant Values				Rocket
NFGC-22-942[3]	101.00	103.00	2.00	1.69	Rocket
NFGC-22-950[1]	23.50	25.80	2.30	49.45	Rocket
Including	24.90	25.40	0.50	227.00
NFGC-22-958	No Significant Values				Rocket
NFGC-22-962[2]	37.20	39.70	2.50	1.21	Rocket
NFGC-22-968[1]	No Significant Values				Rocket
NFGC-22-979[1]	67.45	69.70	2.25	1.12	Rocket
NFGC-22-988[1]	52.45	58.45	6.00	1.76	Rocket
And[2]	76.00	78.60	2.60	1.00
NFGC-22-1042[3]	9.70	12.00	2.30	2.14	Rocket
NFGC-23-1092[3]	5.00	7.65	2.65	1.10	Rocket

Table 2: Summary of composite results reported in this press release for Rocket, Quarry and Knob

Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 170% to 95% and 240% to 70% of reported intervals. 3True widths are unknown that this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-22-709	100	-62	143	657191	5425868	Rocket
NFGC-22-882	300	-42	734	656638	5424486	Gander Outflow
NFGC-22-906	165	-45	335	657285	5425980	Knob
NFGC-22-915	300	-45	170	656957	5425765	Knob
NFGC-22-919	160	-45	356	657287	5426037	Knob
NFGC-22-933	120	-45	236	656911	5425735	Knob
NFGC-22-941	185	-45	371	656910	5425734	Knob
NFGC-22-942	120	-45	128	657268	5425819	Knob
NFGC-22-950	120	-45	185	657218	5425818	Knob
NFGC-22-957	120	-45	260	656844	5425716	Knob
NFGC-22-958	160	-65	68	657216	5425816	Rocket
NFGC-22-962	60	-70	68	657218	5425819	Knob
NFGC-22-968	135	-45	182	657193	5425868	Rocket
NFGC-22-973	200	-45	134	656844	5425714	Knob
NFGC-22-979	135	-60	209	657192	5425868	Knob
NFGC-22-981	120	-63	149	656912	5425737	Knob
NFGC-22-988	116	-45	146	657193	5425868	Knob
NFGC-22-1026	155	-45	155	656838	5425243	Grouse
NFGC-22-1032	141	-56	173	657285	5425981	Rocket
NFGC-22-1035	180	-45	188	656836	5425243	Grouse
NFGC-22-1042	172	-55	161	657284	5425981	Knob
NFGC-22-1061	140	-45	167	656868	5425252	Grouse
NFGC-23-1092	160	-42	308	657420	5425808	Golden Bullet

Table 3: Details of drill holes reported in this press release

Queensway 500,000m Drill Program Update

The Company is currently undertaking a 500,000m drill program at Queensway and approximately 61,300m of core is currently pending assay results.

Sampling, Sub-sampling, and Laboratory

All drilling recovers HQ core. Drill core is split in half using a diamond saw or a hydraulic splitter for rare intersections with incompetent core.

A geologist examines the drill core and marks out the intervals to be sampled and the cutting line. Sample lengths are mostly 1.0 meter and adjusted to respect lithological and/or mineralogical contacts and isolate narrow (<1.0m) veins or other structures that may yield higher grades.

Technicians saw the core along the defined cutting line. One-half of the core is kept as a witness sample and the other half is submitted for analysis. Individual sample bags are sealed and placed into totes, sealed and marked with the contents.

New Found submits samples for gold determination by fire assay to ALS Canada Ltd. (“ALS”) and by photon assay to MSALABS (“MSA”) since June 2022. ALS and MSA operate under a commercial contract with New Found.

Drill core samples are shipped to ALS for sample preparation in Sudbury, Ontario, Thunder Bay, Ontario, or Moncton, New Brunswick. ALS is an ISO-17025 accredited laboratory for the fire assay method.

Drill core samples are also submitted to MSA in Val-d’Or, Quebec. MSA operates numerous laboratories worldwide and maintains ISO-17025 accreditation for many metal determination methods. Accreditation of the photon assay method at the MSA Val D’Or laboratory is in progress.

At ALS, the entire sample is crushed to approximately 70% passing 2mm. A 3,000-g split is pulverized. “Routine” samples do not have visible gold (VG) identified and are not within a mineralized zone. Routine samples are assayed for gold by 30-g fire assay with an inductively-couple plasma spectrometry (ICP) finish. If the initial 30-g fire assay gold result is over 1 g/t, the remainder of the 3,000-g split is screened at 106 microns for screened metallics assay. For the screened metallics assay, the entire coarse fraction (sized greater than 106 microns) is fire assayed and two splits of the fine fraction (sized less than 106 microns) are fire assayed. The three assays are combined on a weight-averaged basis. Samples that have VG identified or fall within a mineralized interval are automatically submitted for screened metallic assay for gold.

At MSA, the entire sample is crushed to approximately 70% passing 2mm. For “routine” samples that do not have VG identified and are not within a mineralized zone, the samples are riffle split to fill two 450g jars for photon assay. The assays reported from both jars are combined on a weight-averaged basis. If one of the jars assays greater than 1 g/t, the remaining crushed material is weighed into multiple jars and are submitted for photon assay.

For samples that have VG identified or are within a mineralized zone, the entire crushed sample is weighed into multiple jars and are submitted for photon assay. The assays from all jars are combined on a weight-averaged basis.

All samples prepared at ALS or MSA are also analyzed for a multi-element ICP package (ALS method code ME-ICP61) at ALS Vancouver.

Drill program design, Quality Assurance/Quality Control and interpretation of results are performed by qualified persons employing a rigorous Quality Assurance/Quality Control program consistent with industry best practices. Standards and blanks account for a minimum of 10% of the samples in addition to the laboratory’s internal quality assurance programs.

Quality Control data are evaluated on receipt from the laboratories for failures. Appropriate action is taken if assay results for standards and blanks fall outside allowed tolerances. All results stated have passed New Found’s quality control protocols.

New Found’s quality control program also includes submission of the second half of the core for approximately 5% of the drilled intervals. In addition, approximately 1% of sample pulps for mineralized samples are submitted for re-analysis to a second ISO-accredited laboratory for check assays.

The Company does not recognize any factors of drilling, sampling or recovery that could materially affect the accuracy or reliability of the assay data disclosed.

The assay data disclosed in this news release have been verified by the Company’s Qualified Person against the original assay certificates.

The Company notes that it has not completed any economic evaluations of its Queensway Project and that the Queensway Project does not have any resources or reserves.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this press release dated June 20, 2023, by New Found. Mr. Matheson certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland and Labrador, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 500,000m drill program at Queensway and is well funded for this program with cash and marketable securities of approximately $52 million as of June 2023.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedar.com.

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to exploration, drilling and mineralization on the Company’s Queensway gold project in Newfoundland and Labrador; assay results; the interpretation of drilling and assay results, the results of the drilling program, mineralization and the discovery of zones of high-grade gold mineralization; plans for future exploration and drilling and the timing of same; the merits of the Queensway project; future press releases by the Company; and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “indicate”, “often”, “target”, “future”, “likely”, “pending”, “potential”, “goal”, “objective”, “prospective”, “possibly”, “preliminary”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of assay results and the drilling program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com for a more complete discussion of such risk factors and their potential effects.

Contacts

New Found Gold Corp.
Per: “Collin Kettell”
Collin Kettell, Chief Executive Officer
Email: ckettell@newfoundgold.ca
Phone: +1 (845) 535-1486

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.

Date: June 20, 2023	By:	/s/ Collin Kettell
Chief Executive Officer